Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Notice of Articles
BUSINESS CORPORATIONS ACT	T.K. SPARKS

This Notice of Articles was issued by the Registrar on: July 12, 2023 12:01 AM Pacific Time

Incorporation Number:	BC0329058

Recognition Date: Incorporated on June 24, 1987

NOTICE OF ARTICLES

Name of Company:

HIVE DIGITAL TECHNOLOGIES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
25TH FLOOR 700 WEST GEORGIA STREET VANCOUVER BC V7Y 1B3 CANADA	25TH FLOOR 700 WEST GEORGIA STREET VANCOUVER BC V7Y 1B3 CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
25TH FLOOR 700 WEST GEORGIA STREET VANCOUVER BC V7Y 1B3 CANADA	25TH FLOOR 700 WEST GEORGIA STREET VANCOUVER BC V7Y 1B3 CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
New, Marcus

Mailing Address:	Delivery Address:
700 WEST GEORGIA STREET	700 WEST GEORGIA STREET
SUITE 2500	SUITE 2500
VANCOUVER BC V7Y 1B3	VANCOUVER BC V7Y 1B3
CANADA	CANADA

Last Name, First Name, Middle Name:
McGee, Susan

Mailing Address:	Delivery Address:
700 WEST GEORGIA STREET	700 WEST GEORGIA STREET
SUITE 2500	SUITE 2500
VANCOUVER BC V7Y 1B3	VANCOUVER BC V7Y 1B3
CANADA	CANADA

Last Name, First Name, Middle Name:
Holmes, Frank

Mailing Address:	Delivery Address:
700 WEST GEORGIA STREET	700 WEST GEORGIA STREET
SUITE 2500	SUITE 2500
VANCOUVER BC V7Y 1B3	VANCOUVER BC V7Y 1B3
CANADA	CANADA

Last Name, First Name, Middle Name:
Perrill, Dave

Mailing Address:	Delivery Address:
7575 CORPORATE WAY	700 WEST GEORGIA STREET
EDEN PRAIRIE MN 55344	SUITE 2500
UNITED STATES	VANCOUVER BC V7Y 1B3
CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

August 23, 2017

AUTHORIZED SHARE STRUCTURE
1. No Maximum	Common Shares	Without Par Value

Without Special Rights or Restrictions attached

Page: 2 of 3

2. No Maximum	Preferred Shares	Without Par Value

With Special Rights or Restrictions attached

Page: 3 of 3

Number: BC0329058

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that HIVE BLOCKCHAIN TECHNOLOGIES LTD. changed its name to HIVE DIGITAL TECHNOLOGIES LTD. on July 12, 2023 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On July 12, 2023 T.K. SPARKS Registrar of Companies Province of British Columbia Canada
ELECTRONIC CERTIFICATE